Exhibit A


                  THIRD AMENDMENT TO ASSET MANAGEMENT AGREEMENT


This Third Amendment to Asset Management Agreement (this "Amendment") amends the Asset Management Agreement between ING Investment Management LLC ("ING-IM") and Golden American Life Insurance Company ("Client"). This Amendment is dated as of August 18, 2003.

1. Background. ING-IM and Client are parties to an Asset Management Agreement, dated January 20, 1998, as amended (the "Agreement"), pursuant to which ING-IM provides Client with certain investment advisory services. ING-IM and Client wish to clarify the limited circumstances under which ING-IM may have custody of Client funds or securities under the Agreement. Although the parties do not intend by this Amendment to address whether or not Original Mortgage Documents (as defined below) are in fact securities, it is the intention of ING-IM and Client that, except as may be otherwise agreed from time to time, ING-IM will not have actual or constructive custody of Client funds or securities other than Original Mortgage Documents.

2. Amendment to Section 3 of the Agreement. Section 3 of the Agreement is hereby amended to add the following to the end of such Section:

     "Notwithstanding anything to the contrary in this Section 3, except with regard such Original Mortgage Documents as are selected by ING-IM from time to time, and as may otherwise be agreed between ING-IM and Client:

     (a) ING-IM shall not maintain physical custody of Client funds or securities; and

     (b) ING-IM shall not have the power to direct any custodian or other third party to transfer Client funds or securities, except in the case of
          (i) transactions involving a delivery vs. payment or vice versa, (ii) free receipts into Client Accounts, (iii) transfers between Client's own accounts, (iv) transfers to satisfy margin or collateral calls by brokers or other counterparties, and (v) other transactions that would not reasonably be considered to result in actual or constructive custody of Client funds or securities.

     "Original Mortgage Documents" means original (a) mortgage notes, (b) certificates of participation where more than one entity has invested in the mortgage via a participation agreement, and (c) letters of credit, as applicable, that are provided from time to time by borrowers as additional security."
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3.   Amendment to Section 7 of the Agreement.  The second  sentence of Section 7 of the Agreement is hereby amended to add the language highlighted in italics below:

     "Except as specially contemplated by Section 3, ING-IM shall not maintain custody of Client funds or securities or otherwise act as custodian for the Account."

4. Amendment to Section 10 of the Agreement. Section 10 of the Agreement is hereby amended to read as follows:

     Section 10. LIABILITY OF ING-IM - In rendering services under this Agreement, ING-IM will not be subject to any liability to Client or to any other party for any act or omission of ING-IM except as a result of ING-IM's negligence, misconduct or violation of applicable law. Nothing herein shall in any way constitute a waiver or limitation of any rights of any party under applicable Federal or State law.

5. Amended Agreement. Except as specifically amended by this Amendment, each and every term of this Agreement remains in full force and effect.


     CLIENT                       Golden American Life Insurance Company



                                  By: /s/ Paula Cludray-Engelke
                                      ------------------------------------------
                                      Name:   Paula Cludray-Engelke
                                      Title:  Secretary



     ING-IM:                      ING INVESTMENT MANAGEMENT LLC



                                  By: /s/ Fred C. Smith
                                      ------------------------------------------
                                      Name:  Fred C. Smith
                                      Title: Executive Vice President